                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 11)*

                         Zenith Electronics Corporation
                                (Name of Issuer)

                     Common Stock, par value $1.00 per share
                        (Including the Associated Rights)
                         (Title of Class of Securities)

                                   989349 10 5
                                 (CUSIP Number)

            Chan-Ho Lee                               Copy to:
            Managing Director                   Steven R. Gross, Esq.
            LG Electronics Inc.                 Debevoise & Plimpton
            LG Twin Towers                      875 Third Avenue
            20, Yoido-dong                      New York, NY 10022
            Youngdungpo-gu                      (212) 909-6000
            Seoul, Korea  150-721
            011-82-2-3777-3049


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(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                 August 7, 1998
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(3), 240.13d-1(f) or 240.13d-1(g),
check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No. 989349 10 5                                          Page 2 of 6 Pages


1     NAMES OF REPORTING PERSONS

      LG Electronics Inc.
      LG Semicon Co., Ltd.

      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

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2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a) [ ]
                                                                        (b) [ ]

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3     SEC USE ONLY

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4     SOURCE OF FUNDS
      N/A
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5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(d) OR 2(e)                                                          [ ]

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6     CITIZENSHIP OR PLACE OF ORGANIZATION
      Republic of Korea
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                  7     SOLE VOTING POWER
 NUMBER OF              LG Electronics Inc.  -- 38,155,000*
   SHARES         --------------------------------------------------------------
BENEFICIALLY      8     SHARED VOTING POWER
  OWNED BY              N/A
    EACH          --------------------------------------------------------------
  REPORTING       9     SOLE DISPOSITIVE POWER
   PERSON               LG Electronics Inc.  -- 12,059,800
    WITH                LG Semicon Co., Ltd. -- 26,095,200
                  --------------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER
                        N/A
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11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      LG Electronics Inc.  -- 38,155,000*
      LG Semicon Co., Ltd. -- 26,095,200



--------
*. Includes the shares of Zenith Electronics Corporation's common stock, par value $1.00 per share (the "Common Stock"), held by LG Semicon Co., Ltd., a minority-owned subsidiary of LG Electronics Inc. LG Semicon Co., Ltd. granted LG Electronics Inc. a voting proxy with respect to the Common Stock held by LG Semicon Co., Ltd. Also includes 793,000 shares held by LG Electronics Inc. obtainable pursuant to stock options exercisable within sixty (60) days of the date hereof.

                                  SCHEDULE 13D

CUSIP No. 989349 10 5                                          Page 3 of 6 Pages


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12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                            [ ]
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13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
      LG Electronics Inc.  -- 56.9%*
      LG Semicon Co., Ltd. -- 38.9%
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14    TYPE OF REPORTING PERSON
      CO
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
                                  SCHEDULE 13D

CUSIP No. 989349 10 5                                         Page 4 of 6 Pages


                  AMENDMENT NO. 11 TO STATEMENT ON SCHEDULE 13D


            This Amendment No. 11 amends and supplements the Tender Offer Statement on Schedule 14D-1 and Schedule 13D dated July 21, 1995, as amended (the "Schedule 13D") of LG Electronics Inc., a corporation organized under the laws of the Republic of Korea ("LGE"), and LG Semicon Co., Ltd, a corporation organized under the laws of the Republic of Korea ("LG Semicon"), filed in connection with shares of common stock, par value $1.00 per share (the "Common Stock"), of Zenith Electronics Corporation, a Delaware corporation (the "Company"), and the associated Common Stock purchase rights. This Amendment is being filed on behalf of the reporting persons identified on the cover page of this Amendment. This Amendment amends Items 4, 6 and 7 of the Schedule 13D.

ITEM 4.     PURPOSE OF THE TRANSACTION.

            LGE and the Company entered into a Restructuring Agreement, dated as of August 7, 1998 (the "Restructuring Agreement"), regarding a proposed, prepackaged plan of reorganization of the Company (the "Prepackaged Plan"), and the Company has filed with the Securities and Exchange Commission (the "SEC") a Disclosure Statement and Proxy Statement-Prospectus (the "Registration Statement") for the solicitation of votes for the Prepackaged Plan. In addition, the Company and LGE have filed with the SEC a Rule 13E-3 Transaction Statement (the "Rule 13E-3 Transaction Statement") relating to certain of the transactions contemplated by the Prepackaged Plan. (The Restructuring Agreement, the Registration Statement and the Rule 13E-3 Transaction Statement are attached hereto as Exhibits.)

            The purpose of the Prepackaged Plan is to reduce the Company's debt service obligations, facilitate future borrowing to fund liquidity needs and permit the Company to implement a restructuring of its operations. The Prepackaged Plan will reduce the Company's overall debt and other obligations by approximately $300 million by exchanging (i) $200 million of debt and other liabilities owed to LGE for all of the newly issued common stock, par value $.01 per share, of the reorganized Company (the "New Common Stock"), (ii) the 6 1/4% Convertible Subordinated Debentures due 2011 (the "Old Subordinated Debentures") in an aggregate principal amount of $103.5 million plus accrued interest thereon for the 6 1/4% Senior Subordinated Debentures due 2010 (the "New Subordinated Debentures") of the reorganized Company in an aggregate principal amount of $40 million and (iii) approximately $32.4 million of indebtedness to LGE for certain property, plant and equipment owned by the Company's subsidiaries located in Reynosa, Tamaulipas, Mexico, which have an appraised value equal to such amount. In addition, as a consequence of the Prepackaged Plan, the Common Stock, par value $1.00 per share, of the Company, together with all outstanding options, warrants or rights to acquire shares of the Common Stock, will be canceled and the holders of the Common Stock (including LGE and LG Semicon) will receive no distributions and retain no property under the Prepackaged Plan in respect of their holdings of the Common Stock.

                                  SCHEDULE 13D

CUSIP No. 989349 10 5                                          Page 5 of 6 Pages


            The information set forth in Items 4, 5 and 7(a) of the Rule 13E-3 Transaction Statement is incorporated herein by reference.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

            The information set forth in Item 11 of the Rule 13E-3 Transaction Statement is incorporated herein by reference.


ITEM 7.     MATERIALS TO BE FILED AS EXHIBITS.

            Exhibit A         Registration Statement filed August 10, 1998

            Exhibit B         Rule 13E-3 Transaction Statement filed August
                              10, 1998

            Exhibit C         Restructuring Agreement, dated as of August 7,
                              1998, between Zenith Electronics Corporation and LG Electronics Inc.

                                  SCHEDULE 13D

CUSIP No. 989349 10 5                                          Page 6 of 6 Pages


            SIGNATURE.

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  August 31, 1998

                                                LG ELECTRONICS INC.

                                           By:  /s/ Chan-Ho Lee
                                                ---------------------------
                                                Name:   Chan-Ho Lee
                                                Title:  Managing Director


                                                LG SEMICON CO., LTD.

                                           By:  /s/ Kyoung-Ji Lee
                                                ----------------------------
                                                Name:   Kyoung-Ji Lee
                                                Title:  Managing Director

                                EXHIBIT INDEX
                                -------------


Exhibit No.                Description
-----------                -----------

 Exhibit A                 Registration Statement filed August 10, 1998

 Exhibit B                 Rule 13E-3 Transaction Statement filed August
                           10, 1998

 Exhibit C                 Restructuring Agreement, dated as of August 7,
                           1998, between Zenith Electronics Corporation and LG Electronics Inc.